EXHIBIT 99.1

News for Immediate Release

Electrovaya to Attend Two Investor Conferences

-15th Annual Craig-Hallum Alpha Select Conference-

-UBS Global Industrials & Transportation Conference-

TORONTO, ON / ACCESSWIRE / November 05, 2024 / Electrovaya Inc. ("Electrovaya" or the "Company") (NASDAQ:ELVA)(TSX:ELVA), a lithium ion battery technology and manufacturing company, today announced that Dr. Raj DasGupta, Electrovaya's CEO will be attending the following upcoming conferences:

Event: 15th Annual Craig-Hallum Alpha Select Conference

Date: November 19, 2024

Location: Sheraton NY Times Square Hotel, New York, NY

Format:  1x1 Meetings

For more information, please visit:  https://www.meetmax.com/sched/event_110237/conference_home.html?bank_access=0&event_id=110237

Event:  UBS Global Industrials & Transportation Conference

Date:  December 3-5, 2024

Location:  Eau Palm Beach Resort and Spa, Manalapan, FL

Format:  1x1 & Small Group Meetings/Fireside Presentations

For more information, please visit:

https://www.ubs.com/global/en/investment-bank/ib-conferences/americas/global-industrials-transportation-conference/overview.html

Investor and Media Contact:

Jason Roy

VP, Corporate Development and Investor Relations

Electrovaya Inc.

jroy@electrovaya.com

905-855-4618

Brett Maas

Hayden IR

elva@haydenir.com

646-536-7331

About Electrovaya Inc.

Electrovaya Inc. (NASDAQ:ELVA) (TSX:ELVA) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries. The Company has extensive IP and designs, develops and manufactures proprietary lithium-ion batteries and battery systems for energy storage and heavy duty electric vehicles based on its Infinity Battery Technology Platform. This technology offers enhanced safety and industry leading battery longevity. The Company is also developing next generation solid state battery technology at its Labs division. Headquartered in Ontario, Canada, Electrovaya has two operating sites in Canada and has acquired a 52-acre site with a 135,000 square foot manufacturing facility in New York state for its planned gigafactory. To learn more about Electrovaya, please explore www.electrovaya.com.

SOURCE: Electrovaya, Inc.